PROSPECTUS SUPPLEMENT

DATED DECEMBER 8, 2025

FOR

THE GUARDIAN INCOME ACCESS VARIABLE ANNUITY

AND

THE GUARDIAN INVESTOR ASSET BUILDER VARIABLE ANNUITY

Issued by

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The following supplemental information should be read in conjunction with the Prospectuses and Statements of Additional Information dated May 1, 2018, for The Guardian Investor Income Access Variable Annuity, a variable annuity contract issued through The Guardian Separate Account Q and The Guardian Investor Asset Builder, a variable annuity contract issued through The Guardian Separate Account R.

The supplement dated October 8, 2025, is replaced with this supplement.

The information below is added to APPENDIX B: INVESTMENT OPTION RESTRICTIONS, FUNDS AVAILABLE UNDER THE GLWB RIDER in your prospectus, as amended.

	2025 Growth II (Aggressive) 80/20[1]	2025 Aggressive 80/20[2]	2025 Moderate 60/40[3]	2025 Conservative 40/60[3]
Fidelity VIP Investment Grade Bond Portfolio		7%	20%	25%
Guardian All Cap Core VIP Fund	15%	20%	10%	6%
Guardian Core Fixed Income VIP Fund	20%	10%	15%	25%
Guardian Core Plus Fixed Income VIP Fund		3%	5%	10%
Guardian Diversified Research VIP Fund	20%	15%	10%	9%
Guardian Equity Income VIP Fund	20%	10%	7%	5%
Guardian Large Cap Disciplined Growth VIP Fund	25%	10%	10%	9%
Guardian Select Mid Cap Core VIP Fund		15%	15%	7%
Guardian Small Cap Value Diversified VIP Fund		5%
Guardian Small-Mid Cap Core VIP Fund		5%	8%	4%

[1]	Available immediately as of the date of this supplement.
[2]	Available on or about February 16, 2026.
[3]	Available on or about November 13, 2025.

As always, the availability of any investment option or model is subject to change. See your prospectus for more information concerning the addition, deletion or substitution of investments.

You may make changes to your investment allocations by submitting your written, electronic or telephone instructions in Good Order by mail to Talcott Resolution — Annuity Service Operations, Administrator for your Guardian Annuity Contract, P.O. Box 14293, Lexington, KY 40512-4293 (regular mail) or Talcott Resolution — Annuity Service Operations, Administrator for your Guardian Annuity Contract, 6716 Grade Ln., Building 9, Suite 910, Louisville, KY 40213 (overnight mail), or by calling 1-800-830-4147.

Except as set forth herein, all other provisions of the prospectuses noted above, as previously supplemented, shall remain unchanged.

This Prospectus Supplement must be preceded or accompanied by the most recent

Prospectus available and should be retained with the Prospectus for future reference.